1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Victoria M. Szybillo victoria.szybillo@dechert.com +1 202 261 3463 Direct +1 202 261 3163 Fax

January 6, 2012

Via Edgar

Ms. Mary Cole

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782 Post-Effective Amendment No. 141 to the Registration Statement on Form N-1A

Dear Ms. Cole:

This letter responds to the comments that you provided to me in a telephone conversation on Thursday, December 8, 2011 regarding Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A (“PEA 141”). PEA 141 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on October 24, 2011, to register the HSBC RMB Currency Fund, a new series of the Registrant (the “Fund”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC on or around January 11, 2012.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

Prospectus Comments:

1.                 Comment. Fees and Expenses Table. Please confirm that the expense limitation arrangement will be in place for a one year period.

Response. The Registrant confirms that the contractual Expense Limitation Agreement between the Fund’s investment adviser, HSBC Global Asset Management (USA), Inc. (the “Adviser”), and the Registrant, on behalf of the Fund, will be effective for a one year period

US     Austin     Boston     Charlotte     Hartford     Los Angeles     New York     Orange County      Philadelphia     Princeton     San Francisco

Silicon Valley     Washington DC     EUROPE     Brussels     Dublin     London     Luxembourg     Moscow     Munich     Paris     ASIA     Beijing     Hong Kong

through February 28, 2013. Accordingly, the expiration date of the Expense Limitation Agreement will be updated in Footnote #2 to the Fees and Expenses table.

2.         Comment. Principal Investment Strategies. Please confirm that the Fund’s use of U.S. dollar denominated debt instruments with remaining maturities of up to one year is outside of the Fund’s 80% test.

Response. The Registrant confirms that the Fund’s use of U.S. dollar denominated debt instruments with remaining maturities of up to one year will not be included for purposes of calculating the Fund’s compliance with its investment policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities or instruments that provide exposure to RMB.

3.                  Principal Investment Risks.

Comment.

a. Please consider whether or not it is appropriate to include tax risk and portfolio turnover risk (which currently appears as an additional risk of the Fund) as principal investment risks of the Fund, particularly since they are referenced on page 5 of the Prospectus in the lead in paragraph of the section entitled, “Principal Investment Risks.”

Response. The requested risk disclosures will be added to the “Principal Investment Risks” sections of the Prospectus.

Comment.

b. Forward Contracts Risk. It is stated that there is a risk that a counterparty will be unwilling or unable to meet its obligations. Please disclose here or in “Counterparty Risk” the amount of the Fund’s investments that will be limited to a single counterparty.

Response. While the Fund complies with the regulatory limitations that are set out in the Investment Company Act of 1940, as amended, it does not have a set limitation on the amount of investments limited to a single counterparty.

4.          Comment. Please insert the date on which the Fund’s portfolio manager began managing the Fund.

Response. The requested change will be made to the Registrant’s Registration Statement.

5.         Comment. Please review the third full paragraph under the section of the Prospectus entitled, "More About Risks and Investment Strategies” and determine whether or not it is appropriate to include risk disclosure regarding large scale redemptions.

Response. The Registrant has reviewed the disclosure and has determined to include risk disclosure regarding large scale redemptions in the “Additional Risks” section of the Prospectus.

6.         Comment. Please consider whether or not it is appropriate to expand upon the principal investment risks set forth beginning on page 10 of the Prospectus as the descriptions of these risks are nearly identical to those that appear in the summary section of the Prospectus.

Response. The Registrant has considered the SEC staff’s comment and has determined not to amend the disclosure at this time.

7.         Comment. Please include a description of how the Registrant’s fair value pricing policies work with respect to the Fund’s use of forward contracts.

Response. It is anticipated that upon the Fund’s commencement, foreign currency forward contracts will be valued at the current day’s interpolated foreign exchange rate, as calculated using the current day’s spot rate, and the thirty, sixty, ninety and one-hundred eighty day forward rates and converted to U.S. dollars at the exchange rate of such currencies against the U.S. dollar, as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time), as provided by an approved independent pricing service. The Registration Statement will be revised to reflect such valuation methodology.

Statement of Additional Information (“SAI”) Comments:

1.         Investment Techniques.

Comment.

a. Lending of Portfolio Securities. If the Fund will be lending its portfolio securities in its first year, please include such information in the Prospectus.

Response. The Fund will not be lending its portfolio securities. Accordingly, the Registrant has removed disclosure relating to the lending of portfolio securities from its SAI.

b. Swaps, Caps, Floors and Collars. Please consider whether or not the Prospectus and SAI disclosure pertaining to the Fund’s use of swaps is adequate.

Response. The Registrant has reviewed the respective SAI disclosure and has determined that the Fund will not enter into swap contracts. Accordingly, the disclosure entitled, “Swaps, Caps, Floors and Collars” has been removed from the SAI.

* * * *

Please address any questions you may have concerning this letter to me at 202.261.3463. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Victoria M. Szybillo

Victoria M. Szybillo

16904870.2